INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

January 23, 2018

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of Vivaldi Multi-Strategy Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 8, 2018, regarding the amendment of the Registrant’s registration statement filed on Form N-1A with respect to the Vivaldi Multi-Strategy Fund (the “Fund”), a series of the Registrant. Responses to all of the comments, except Comment #7, are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Form N-1A registration statement (the “Amendment”) that will be filed separately. Responses to Comment #7 will be filed separately.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table

1.	Footnote 1 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 2019.” Confirm to us that this date will be no less than one year from the effective date of the Fund’s Registration Statement.

Response: The Registrant confirms that the term of the expense limitation agreement will be at least one year from the effective date of the Fund’s Registration Statement.

2.	Please confirm that the Advisor’s contractual fee waiver agreement will be filed as an exhibit to the Registration Statement.

Response: The Registrant confirms that the Advisor’s contractual fee waiver agreement will be filed as an exhibit with the Registrant’s Amendment.

Principal Investment Strategies

3.	Under the fifth paragraph discussing the Fund’s arbitrage strategy, please confirm in your written response that the closed-end fund arbitrage strategy involves exchange-traded closed-end funds.

Response: The Registrant confirms the Fund’s strategy utilizes exchange-traded closed-end funds.

4.	With respect to the Fund’s asset-backed fixed income strategy, please disclose the maturity policy with respect to these investments and add any corresponding risks based on the maturity policy.

Response: With respect to the Fund’s asset-backed fixed income strategy, the Fund may invest in securities of any maturity. The Registrant believes the current risk disclosures related to fixed income securities are appropriate.

5.	Please disclose if the Fund will invest in junior or equity tranches as part of the Fund’s investments in collateralized loan obligations (“CLOs”). In addition, if the Fund will invest in junior or equity tranches of CLOs please add appropriate risk disclosure.

Response: With respect to the Fund’s asset-backed fixed income strategy, the Fund will invest predominantly in investment grade tranches of CLOs. As a non-principal strategy, the Fund may also invest in below-investment grade (i.e., junior) rated tranches. but the Fund will not invest in equity tranches of CLOs. Because investments in below-investment grade rated tranches is not a principal investment strategy, no additional risk disclosure has been added.

6.	The last sentence of the sixth paragraph indicates the Fund may invest in high yield corporate bonds. Please add “junk” to the description.

Response: The Registrant has revised the sentence as follows:

Angel Oak may also invest in bank subordinated debt, repurchase agreements, reverse repurchase agreements, high yield (also known as “junk”) and investment grade corporate bonds and government securities when it believes such investments offer similar or superior returns to asset-backed fixed income securities.

7.	Please explain in your written response how much the Advisor intends to invest in non-agency residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”). If the Advisor expects to invest a large amount of the Fund’s assets in non-agency RMBS, CMBS and CLOs, explain in your written response how the Fund determines these investments (or some portion of these investments) are liquid. Specifically, please address the following in your response: (i) whether there are any limits on the percentage of the Fund’s net assets with respect to position sizes; (ii) what specific measures the Fund would take if it were to receive a large redemption request; (iii) the existence of an active market for the investment including number, diversity and quality of market participants; (iv) the frequency of trades or quotes for these investments including daily trading volume; (v) the volatility of trading prices; (vi) the bid ask spreads of the investments; (vii) any restrictions on trading or transferring the investments; (viii) the availability of and the advisor’s access to information on the underlying loans or mortgages; and (ix) how the Fund will be able to appropriately value these investments.

Response: The Registrant intends to file a separate response addressing this comment.

8.	The last sentence of the seventh paragraph states “[f]rom time to time, Angel Oak may allocate Fund assets so as to focus on particular types of asset-backed fixed income securities.” If the Fund will start out focused on a particular type of asset-backed fixed income security, please state so here.

Response: Upon commencement of the asset-backed fixed income strategy, Angel Oak Capital Advisors, LLC (“Angel Oak”) intends to allocate its portion of Fund assets in non-agency RMBS and CMBS. The Registrant has added the following disclosure:

From time to time, Angel Oak may allocate Fund assets so as to focus on particular types of asset-backed fixed income securities. At the outset of this strategy, Angel Oak intends to invest its portion of the Fund’s assets significantly in non-agency RMBS and CMBS.

9.	Please move the discussion regarding the Fund’s temporary defensive strategy contained in the Summary Section to the Fund’s Item 9 disclosure.

Response: The Registrant has moved the disclosure from the Summary Section as requested.

Principal Risks of Investing

10.	Please confirm whether the three-year example contained under “Interest rate risk” is appropriate for what the Fund’s duration is expected to be.

Response: The Registrant confirms the three-year example is appropriate.

11.	Under the risk factor “Mortgage-backed and asset-backed securities risk” it indicates the Fund may invest in mortgage-backed or asset-backed securities that are subordinated to other interests in the same pool. Please disclose if the Fund will invest in junior or equity tranches and add appropriate disclosure to the Fund’s principal investment strategies.

Response: As a non-principal strategy, the Fund may invest in tranches that are subordinate to the senior-most tranches in a securitization. These would be classified as senior-support or mezzanine in some cases. The Fund will not invest in equity (the most subordinate) tranches of mortgage-backed and asset-backed securities. Because investments in senior-support or mezzanine tranches is not a principal investment strategy, no additional risk disclosure has been added.

12.	If the Fund will be focused on particular sectors, please disclose under “Sector focus risk” and add appropriate disclosure about the risks associate with those sectors.

Response: With respect to this strategy, Angel Oak will not focus on a particular industry or sector.

13.	Under the risk factor “Structured products risk” it states “[t]he CLOs and other CDOs in which the Fund may invest are structured products.” Please add information on CDOs to the Fund’s principal investment strategies.

Response: The Fund does not intend to invest in collateralized debt obligations (“CDOs”) as part of its principal investment strategy. Accordingly, the Registrant has revised the sentence as follows:

The CLOs ~~and other CDOs~~ in which the Fund may invest are structured products.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies

14.	Apply all applicable comments from the summary section for each Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

15.	The sixth bullet point under the first paragraph indicates that the Fund may invest up to 10% of its net assets in CLOs while the information in the Summary Section indicates up to 15%. Please reconcile the information contained in this bullet point with the information contained in the Summary Section.

Response: The Registrant confirms that the Fund will invest up to 15% of its net assets in CLOs and accordingly has revised the bullet point as follows:

•	Invest up to ~~10%~~15% of its net assets in CLOs;

Financial Highlights

16.	Please revise the introductory paragraph to reference the Fund’s financial performance as well as Predecessor Fund’s financial performance.

Response: The Registrant has revised the paragraph as requested.

Statement of Additional Information (“SAI”)

MANAGEMENT OF THE FUND

Compensation

17.	The second sentence of the second paragraph states “[a]mounts deferred are deemed invested in shares of one or more of the series of the Trust, as selected by the Trustees from time to time.” Please clarify what “deemed invested” means and whether a Trustee’s amount is actually invested in shares of a fund.

Response: Under the Trust’s Deferred Compensation Plan for Trustees, a Trustee’s deferred amounts are not invested in shares of the Funds but rather are invested in an account maintained on the books of the Funds to reflect deferrals of compensation by a Trustee. A Trustee may select the Funds in which all or part of his or her account shall be deemed to be invested (i.e., a notional investment election) and such account is credited or debited for notional investment gains and losses.

Accordingly, the following sentence has been added:

Amounts deferred are deemed invested in shares of one or more of the series of the Trust, as selected by the Trustees from time to time. A Trustee’s deferred amounts are not invested in actual shares of a fund rather, the fund will establish an account for each Trustee who elects to defer compensation and such account will be credited or debited for notional investment gains and losses.

18.	The last sentence of the second paragraph states “[a] Trustee’s deferred compensation account will be paid at such times as elected by the Trustee, subject to certain mandatory payment provisions in the Deferred Compensation Plan.” Please clarify whether the amounts paid will be in cash or shares of the Fund.

Response: The Registrant confirms under the Deferred Compensation Plan for Trustees, the amounts paid to a Trustee are paid in cash. Accordingly, the sentence has been revised as follows:

A Trustee’s deferred compensation account will be paid in cash at such times as elected by the Trustee, subject to certain mandatory payment provisions in the Deferred Compensation Plan.

PORTFOLIO HOLDINGS INFORMATION

19.	In the paragraph entitled “Current Arrangements Regarding Disclosure of Portfolio Holdings” item (ii) states “other professionals engaged by the Trust.” Item 16(a)(2) of Form N-1A requires a fund to identify by name those parties to whom portfolio holdings information is provided. Please identify those other professionals.

Response: After further review, there are no other professionals other than those already currently identified to whom portfolio holdings information is provided by the Trust. Therefore, the Registrant has revised the sentence as follows:

(ii) [ ] (independent registered public accounting firm)~~,~~ and Morgan Lewis (attorneys) ~~and other professionals engaged by the Trust~~ to whom the Trust provides portfolio holdings information on a regular basis with varying lag times after the date of the information;

* * * * *

Please contact the undersigned at 626-385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake